# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Youxin Technology Ltd, CIK 0001964946
CUSIP: G9876W104
Title of class of securities: Class A Ordinary Shares, par value $0.0001 per share
Address of issuer's principal executive offices: Room 1005/1006/1007 No 122 Huangpu Ave W, Tianhe District, Guangzhou, Guangdong Province, China (F4), 51000
Date of event which requires filing of this statement: 09/08/2025
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001702202

## Reporting persons
- L1 Capital Global Opportunities Master Fund, Ltd.: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Cayman Islands (E9); sole voting power 4,638,200; shared voting power 0; sole dispositive power 4,638,200; shared dispositive power 0; aggregate amount beneficially owned 4,638,200 (9.99% of the class)

## Item 1. Issuer
Name of issuer: Youxin Technology Ltd
Address of issuer's principal executive offices: Room 1005, 1006, 1007, No. 122 Huangpu Avenue West, Tianhe District, Guangzhou, Guangdong Province, People's Republic of China

## Item 2. Person Filing
Name of person filing: L1 Capital Global Opportunities Master Fund, Ltd.
Address of principal business office or, if none, residence:
161A Shedden Road, 1 Artillery Court,
PO Box 10085
Grand Cayman, Cayman Islands KY1-1001
Citizenship: Cayman Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
4,638,200

The amounts in Row (5), (7) and (9) include 4,285,700 Class A Ordinary Shares and 352,500 Series A Warrants to purchase shares of common stock, which are subject to a 9.99% beneficial ownership limitation. The amounts do not include 3,933,200 Series A Warrants to purchase shares of common stock nor 4,285,700 Series B Warrants to purchase shares of common stock, each of which are subject to a 9.99% beneficial ownership limitation. The percentage set forth on Row (11) of the cover page for the reporting person is based on 46,033,264 Ordinary Shares outstanding after the offering, based on the Issuer's Prospectus filed under Rule 424(b)(4) with the Securities and Exchange Commission on September 8, 2025 and Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on September 9, 2025.

David Feldman and Joel Arber are the Directors of L1 Capital Global Opportunities Master Fund, Ltd. As such, L1 Capital Global Opportunities Master Fund, Ltd., Mr. Feldman, and Mr. Arber may be deemed to beneficially own (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) the issuer's securities described herein. To the extent Mr. Feldman and Mr. Arber are deemed to beneficially own such securities, Mr. Feldman and Mr. Arber disclaim beneficial ownership of these securities except to the extent of its pecuniary interest therein, and the inclusion of these shares in this report shall not be deemed an admission of beneficial ownership of all of the reported shares for purposes of Section 13 and the rules thereunder.
Percent of class: 9.99%
Sole power to vote or to direct the vote: 4,638,200
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 4,638,200
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- L1 Capital Global Opportunities Master Fund, Ltd.: /s/ David Feldman, David Feldman, Director (09/11/2025)